UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CADBURY PLC

(Name of Subject Company (Issuer))

KRAFT FOODS INC.

(Name of Filing Persons (Offerors))

Ordinary Shares of 10p each

(Including Ordinary Shares Represented by American Depositary Shares,

each representing four Ordinary Shares of 10p each)

(Title of Class of Securities)

127209302

12721E102

(CUSIP Number of Class of Securities)

Marc S. Firestone

Executive Vice President, Corporate & Legal Affairs and General Counsel

Kraft Foods Inc.

Three Lakes Drive

Northfield, Illinois 60093

(847) 646-2000

(Names, addresses and telephone numbers of persons authorized to receive notices and communications on behalf of filing person)

Copies to:

Barbara L. Becker

Andrew L. Fabens

James J. Moloney

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2009, as subsequently amended from time to time, by Kraft Foods Inc., a Virginia corporation (“Kraft Foods”). The Schedule TO relates to the offer by Kraft Foods to acquire all outstanding ordinary shares of 10 pence each (“Cadbury ordinary shares”) of Cadbury plc, a public limited company organized under the laws of England and Wales (“Cadbury”), including those Cadbury ordinary shares represented by American Depositary Shares (“Cadbury ADSs”), each of which represents four Cadbury ordinary shares. In the offer, Kraft Foods is offering 500 pence in cash and 0.1874 shares of Class A common stock, without par value, of Kraft Foods (“Kraft Foods common stock”) in exchange for each outstanding Cadbury ordinary share, including each Cadbury ordinary share represented by a Cadbury ADS, validly tendered and not withdrawn, upon the terms and subject to the conditions described in the Prospectus/Offer to Exchange (as defined below) and the related revised Form of Acceptance and revised ADS Letter of Transmittal. As one Cadbury ADS represents four Cadbury ordinary shares, for each Cadbury ADS validly tendered and not withdrawn, the holder thereof will receive 2,000 pence in cash and 0.7496 shares of Kraft Foods common stock. The offer includes a mix and match election facility.

On January 19, 2010, Kraft Foods filed with the SEC Amendment No. 2 to its Registration Statement on Form S-4 (file no. 333-163483) relating to the offer (as amended, the “Registration Statement”). The terms and conditions of the offer are set forth in the prospectus/offer to exchange, which is a part of the Registration Statement (as amended, the “Prospectus/Offer to Exchange”), and the related revised Form of Acceptance and revised form of ADS Letter of Transmittal, which are filed as Exhibits (a)(4)(A), (a)(1)(A) and (a)(1)(B), respectively, hereto.

Items 1 through 11.

As permitted by General Instruction F to Schedule TO, the information in the Prospectus/Offer to Exchange and the related revised Form of Acceptance and revised form of ADS Letter of Transmittal, which are filed as Exhibits (a)(4)(A), (a)(1)(M) and (a)(1)(N), respectively, hereto, and any prospectus supplement or other supplement thereto related to the offer hereafter filed with the SEC by Kraft Foods, is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO, except that such information is hereby amended and supplemented as provided herein.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(1)(M)	Revised Form of Acceptance (incorporated by reference to Exhibit 99.7 to Amendment No. 2 to Kraft Foods’ Registration Statement on Form S-4 filed with the SEC on January 19, 2010).

(a)(1)(N)	Revised Form of ADS Letter of Transmittal (incorporated by reference to Exhibit 99.8 to Amendment No. 2 to Kraft Foods’ Registration Statement on Form S-4 filed with the SEC on January 19, 2010).

(a)(1)(O)	Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.9 to Amendment No. 2 to Kraft Foods’ Registration Statement on Form S-4 filed with the SEC on January 19, 2010).

(a)(1)(P)	Revised Form of Letter to Clients (incorporated by reference to Exhibit 99.10 to Amendment No. 2 to Kraft Foods’ Registration Statement on Form S-4 filed with the SEC on January 19, 2010).

(a)(1)(Q)	Announcement Under Rule 17 of the U.K. City Code on Takeovers and Mergers (incorporated by reference to Kraft Foods’ Rule 425 Filing on January 19, 2010).

(a)(4)(A)	Prospectus/Offer to Exchange registering the offer and sale of the Kraft Foods Class A common stock to be issued in the offer (incorporated by reference to Amendment No. 2 to Kraft Foods’ Registration Statement on Form S-4 filed with the SEC on January 19, 2010).

(b)(2)	Amendment No. 1 to Acquisition and Refinancing Bridge Credit Agreement, dated as of January 18, 2010, among Kraft Foods Inc., Citibank, N.A. as Paying Agent, and the lenders named therein (incorporated by reference to Exhibit 99.1 to Kraft Foods Inc. Form 8-K filed with the SEC on January 19, 2010).

(d)	Inducement Fee Agreement between Kraft Foods Inc. and Cadbury plc (incorporated by reference to Exhibit 99.11 to Amendment No. 2 to Kraft Foods’ Registration Statement on Form S-4 filed with the SEC on January 19, 2010).

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

KRAFT FOODS INC.

By:	/s/ CAROL J. WARD
	Name:	Carol J. Ward
	Title:	Vice President and Corporate Secretary

Date: January 19, 2010

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

(a)(1)(A)	Form of Acceptance.*

(a)(1)(B)	Form of ADS Letter of Transmittal.*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Form of Letter to Clients.*

(a)(1)(E)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(F)	Press release issued by Kraft Foods on December 4, 2009 (incorporated by reference to Exhibit 99.1 to Kraft Foods Inc. Form 8-K filed with the SEC on December 4, 2009).

(a)(1)(G)	Press release issued by Kraft Foods on January 5, 2010 (incorporated by reference to Exhibit 99.1 to Kraft Foods Inc. Form 8-K filed with the SEC on January 5, 2010).

(a)(1)(H)	Press release issued by Kraft Foods on January 5, 2010 (incorporated by reference to Exhibit 99.2 to Kraft Foods Inc. Form 8-K filed with the SEC on January 5, 2010).

(a)(1)(I)	Press release issued by Kraft Foods on January 5, 2010 (incorporated by reference to Exhibit 99.3 to Kraft Foods Inc. Form 8-K filed with the SEC on January 5, 2010).

(a)(1)(J)	Announcement Under Rule 17 of the U.K. City Code on Takeovers and Mergers (incorporated by reference to Kraft Foods’ Rule 425 Filing on January 6, 2010).

(a)(1)(K)	Investor Presentation first used on January 12, 2010 (incorporated by reference to Kraft Foods’ Rule 425 Filing on January 12, 2010).

(a)(1)(L)	Press Release issued by Kraft Foods on January 12, 2010 (incorporated by reference to Kraft Foods’ Rule 425 Filing on January 13, 2010).

(a)(1)(M)	Revised Form of Acceptance.**

(a)(1)(N)	Revised Form of ADS Letter of Transmittal.**

(a)(1)(O)	Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

(a)(1)(P)	Revised Form of Letter to Clients.**

(a)(1)(Q)	Announcement Under Rule 17 of the U.K. City Code on Takeovers and Mergers (incorporated by reference to Kraft Foods’ Rule 425 Filing on January 19, 2010).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)(A)	Prospectus/Offer to Exchange registering the offer and sale of the Kraft Foods Class A common stock to be issued in the offer.**

(a)(5)(A)	Summary advertisement as published in The Wall Street Journal on December 4, 2009.*

(a)(5)(B)	Kraft Foods’ message to employees, dated December 4, 2009 (incorporated by reference to Exhibit 99.2 to Kraft Foods Inc. Form 8-K filed with the SEC on December 4, 2009).

(a)(5)(C)	Press release issued by Kraft Foods on December 15, 2009 (incorporated by reference to Exhibit 99.1 to Kraft Foods Inc. Form 8-K filed with the SEC on December 15, 2009).

(b)(1)	Acquisition and Refinancing Bridge Credit Agreement by and among Kraft Foods Inc., the lenders named therein and Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and HSBC Securities (USA) Inc., as joint bookrunners, and Citibank, N.A. and Deutsche Bank AG Cayman Islands Branch, as co-administrative agents (incorporated by reference to Exhibit 99.9 to Kraft Foods Inc. Form 8-K filed with the SEC on December 4, 2009).

(b)(2)	Amendment No. 1 to Acquisition and Refinancing Bridge Credit Agreement, dated as of January 18, 2010, among Kraft Foods Inc., Citibank, N.A. as Paying Agent, and the lenders named therein (incorporated by reference to Exhibit 99.1 to Kraft Foods Inc. Form 8-K filed with the SEC on January 19, 2010).

(d)	Inducement Fee Agreement between Kraft Foods Inc. and Cadbury plc.**

(g)	Not applicable.

(h)	Not applicable.

*	Incorporated by reference to Kraft Foods’ Registration Statement on Form S-4 filed with the SEC on December 4, 2009.
**	Incorporated by reference to Amendment No. 2 to Kraft Foods’ Registration Statement on Form S-4 filed with the SEC on January 19, 2010.